Exhibit 12

ONEOK Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(Unaudited)	2013		2012		2011		2010		2009
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$284,589		$238,706		$239,275		$202,968		$207,684
Other interest	3,688		4,026		2,354		2,624		12,136
Amortization of debt discount, premium and expense	4,944		3,767		3,729		2,547		2,337
Interest on lease agreements	310		286		1,264		1,484		3,641
Total Fixed Charges	293,531		246,785		246,622		209,623		225,798
Earnings before income taxes and undistributed income of equity method investees	769,495		863,736		830,561		479,636		468,611
Earnings available for fixed charges	$1,063,026		$1,110,521		$1,077,183		$689,259		$694,409
Ratio of earnings to fixed charges	3.62	x	4.50	x	4.37	x	3.29	x	3.08	x

For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.